Spire Global, Inc.

8000 Towers Crescent Drive, Suite 1100

Vienna, Virginia 22182

September 22, 2022

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Edwin Kim

Re:	Spire Global, Inc.

Registration Statement on Form S-3 (File No. 333-267413)

REQUEST FOR ACCELERATION OF EFFECTIVENESS

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Spire Global, Inc. hereby requests that the effective date of the above-referenced Registration Statement on Form S-3 be accelerated so that it may become effective at 4:30 p.m., Washington, D.C. time, on September 26, 2022, or as soon thereafter as practicable.

We request that we be notified of such effectiveness by telephone call to Pamela L. Marcogliese of Freshfields Bruckhaus Deringer US LLP at (212) 277-4016.

Very truly yours,
Spire Global, Inc.

By:	/s/ Boyd Johnson
Boyd Johnson
Chief Legal Officer

cc:	Peter Platzer, Spire Global, Inc.

Thomas Krywe, Spire Global, Inc.

Pamela L. Marcogliese, Freshfields Bruckhaus Deringer US LLP

Sarah K. Solum, Freshfields Bruckhaus Deringer US LLP